

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 19, 2007

Mr. Joseph M. Buonaiuto
Senior Vice President, Controller and Chief Accounting Officer
American Electric Power Company, Inc.
1 Riverside Plaza, 28th Floor
Columbus, OH 43215

     Re: American Electric Power Company, Inc., File No. 1-3525
             AEP Generating Company, File No. 0-18135
             AEP Texas Central Company, File No. 0-346
             AEP Texas North Company, File No. 0-340
             Appalachian Power Company, File No. 1-3457
             Columbus Southern Power Company, File No. 1-2680
             Indiana Michigan Power Company, File No. 1-3570
             Kentucky Power Company, File No. 1-6858
             Ohio Power Company, File No. 1-6543
             Public Service Company of Oklahoma, File No. 0-343
             Southwestern Electric Power Company, File No. 1-3146
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 28, 2007
             Form 10-Q for Fiscal Quarter Ended March 31, 2007

Dear Mr. Buonaiuto:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         William Thompson
                         Branch Chief